SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)

FX Energy, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities) 302695 10 1
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 9, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note.   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 4 Pages)

CUSIP No. 302695101	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,904,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,904,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of FX Energy, Inc., a Nevada corporation (the “Company”).  This Amendment No. 1 to Schedule 13D is being filed on behalf of James Shawn Chalmers (the “Reporting Person”) and amends and supplements the Schedule 13D originally filed by the Reporting Person on November 7, 2006 (the “Original Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D. As a result of recent sales of Common Stock of the Company, the Reporting Person’s interest in the Company’s Common Stock has been reduced below 5% of the outstanding shares of the Company. Accordingly, this is the final Schedule 13D amendment to be filed by the Reporting Person.

Item 5 of the Schedule 13D is amended to read as follows:

“Item 5.                      Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person may be deemed to beneficially own 1,904,320 shares of the Common Stock representing approximately 4.94% percent of the Company's outstanding Common Stock. This includes 5,700 shares of Common Stock directly owned by J&S; 252,909 shares of Common Stock and currently exercisable warrants to purchase 294,261 shares of Common Stock directly owned by Orion; 539,808 shares of Common Stock and currently exercisable warrants to purchase 759,392 shares of Common Stock directly owned by the Chalmers Trust; 2,500 shares of Common Stock owned directly by the J. Shawn Chalmers IRA; 2,500 shares of Common Stock owned directly by the Leslie R. Chalmers IRA; and an aggregate of 47,250 shares of Common Stock owned by accounts for the Reporting Person’s children as to which the Reporting Person’s wife is the custodian. The Reporting Person disclaims beneficial ownership of the shares owned directly by the Leslie R. Chalmers IRA. (b)  The Reporting Person may be deemed to share with the entity or account directly owning such shares, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares of Common Stock reported as beneficially owned by such Reporting Person.

 (c)  On June 18, 2007 the Chalmers Trust sold in the open market an aggregate of 5,050 shares of Common Stock for $10.36 per share (an aggregate of $52,318) and paid an aggregate of $252.50 in commissions on such sales. On June 19, 2007 the Chalmers Trust sold in the open market an aggregate of 7,500 shares of Common Stock for $10.50 per share (an aggregate of $78,750) and paid an aggregate of $375.00 in commissions on such sales.

(d)  Not applicable.

(e) On July 9, 2007, as the result of the issuance by the Company of an aggregate of 1,500,000 shares, the Reporting Person’s beneficial ownership of Common Stock was reduced below 5%.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 17, 2007
(Date)

/s/ James Shawn Chalmers
     James Shawn Chalmers

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